December 15, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. April Sifford Branch Chief Division of Corporation Finance (mail stop 7010)	Mr. Gary A. Newberry Division of Corporation Finance (mail stop 7010)

Re:	Apache Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Filed March 9, 2006 and August 9, 2006
File No. 1-4300
Ladies and Gentlemen:
This letter provides our response to the comments contained in your letter of December 1, 2006. We believe that this response should answer the issues raised in your comment letter. Please note that under Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are requesting confidential treatment for a portion of our answer to comment 12, and so this filed response is redacted to so indicate. By courier, we are providing copies of our responses, including the information for which we are seeking confidential treatment, together with our application under Rule 12b-4. Please let me know if you have follow up questions or need further clarification on our response.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Financial officer

Securities and Exchange Commission
December 15, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005
Impact of 2005 Hurricanes
Insurance Coverage, page 21
1.	We understand from your disclosure that you expect to recover between $325 and $350 million from your OIL and commercial insurance policies due to property damage. However, we do not understand how or when these expected payments will impact your financial statements.

We believe that all costs incurred in the course of repairing damaged facilities should be accounted for in accordance with Rule 4-10(c)(2) of Regulation S-X. In other words, you will need to make a determination as to whether such costs would qualify as development or production costs, following the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. Your disclosure should be sufficiently detailed about the nature of work and costs incurred to lend clear support for your determination.

Any recognition of an insurance receivable should have a credit entry corresponding to the nature of the underlying costs, recorded in the property account when recognized for costs capitalized; or recorded in the income statement when recognized for costs expensed. Therefore, any differentials arising between insurance recoveries and your insurance receivables should be recorded in the full cost pool for capitalized costs; or in the income statement for costs that had been expensed. Please ensure that your accounting and disclosures are in accordance with this guidance.

In your response, please quantify and clarify how you have accounted for the costs incurred for these damages and the related insurance recoveries expected to be received in your financial statements.
Supplemental Response
Our costs related to hurricane damage are accounted for as either development or production costs in accordance with Rule 4-10(c)(2) of S-X following the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X.
Any recognition of an insurance receivable is recorded by crediting and offsetting the original charge. Any differential arising between insurance recoveries and insurance receivables will be recorded as capitalized costs or expense consistent with the definitions referenced to above.
As of December 31, 2005, we considered numerous factors to support our conclusion that an insurance receivable was probable of collection and recognition was appropriate, including conferring with legal counsel, reviewing our insurance policy terms and communicating with our insurance agent, representatives for the underwriters, as well as the insurance adjuster assigned to process our claims. Consequently, we believe that our treatment regarding recording of

Securities and Exchange Commission
December 15, 2006

insurance receivables is consistent with the guidance in paragraph 3 of FIN 30, paragraph 17 of SFAS 5 and Issue 4 of AICPA Technical Practice Aid 5400.05.

As of December 31, 2005, only initial remediation activity had been undertaken. Thus, only $32 million of insurance receivable had been recorded for physical damage.

In the future, we will ensure that our disclosures more clearly describe our accounting treatment.
Disclosure Controls and Procedures, page 51
2.	We note that you have disclosed that you have made no significant change in internal control over financial reporting during the quarter ended December 31, 2005 within the Disclosure Controls and Procedures section of Item 9A, and later disclosed there was no change in internal control over financial reporting during the period covered by the annual report within the Changes in Internal Control Over Financial Reporting section of Item 9A. In future filings, revise your disclosure to consistently state whether any change in internal control over financial reporting were made during your last fiscal quarter (the fourth quarter in the case of an annual report) as required by Regulation S-K Item 308(c).
Supplemental Response
In all future filings we will consistently state whether any change in internal controls over financial reporting were made during the last fiscal quarter.
Consolidated Balance Sheet, page F-6
3.	Provide detail for other liabilities in excess of 5% of total current liabilities, as required by Regulation S-X Item 5-02(19).
Supplemental Response
The following item in Apache’s 2005 Consolidated Balance Sheet — Current Liabilities “Other” exceeds the 5% threshold as required by Regulation S-X Item 5-02:

	Balance	% of Current
	(In thousands)	Liabilities
United Kingdom (U.K.) Petroleum Revenue Tax (PRT)	$174,491	7.98%
The U.K. PRT represents costs currently payable to the UK Inland Revenue tax authority. Throughout 2004 and the first three quarters of 2005, the balance was less than 5%. Given that the item exceeded the 5% limit at the end of 2005, we propose, and respectfully request your concurrence, that we separately state this item on the 2005 balance sheet in future filings.

Securities and Exchange Commission
December 15, 2006

Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies, page F-8
Insurance Coverage, page F-12
4.	Add a disclosure regarding your property insurance recovery accounting policy in accordance with the criteria stated in comment one above.
Supplemental Response
We respectfully request to include the following disclosure in prospective filings.
“The Company recognizes an insurance receivable when collection of the receivable is deemed probable. Any recognition of an insurance receivable is recorded by crediting and offsetting the original charge. Any differential arising between insurance recoveries and insurance receivables is recorded as capitalized cost or expense consistent with its original treatment.”
Note 4 — Asset Retirement Obligation, page F-21
5.	We note the decrease in liabilities incurred in 2005 compared to 2004. Tell us the reasons for this decrease, giving consideration to the disclosure on page 41 that 2005 was your most active drilling year to-date. We may have further comment.
Supplemental Response
The line “Liabilities incurred” on the asset retirement obligation table includes both costs incurred for drilling activity and those assumed as part of acquisitions. The 2004 liability incurred amount includes a $134 million obligation assumed as part of our Anadarko acquisition, disclosed on page F-17. The Company did not have any similar acquisitions during 2005.
Note 14 — Supplemental Oil and Gas Disclosures (Unaudited)
Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page F-49
6.	We note your presentation of asset retirement obligation costs and capitalized interest as separate line items within your Statement of Financial Accounting Standards (SFAS) 69 disclosure. Please remove the asset retirement obligation and capitalized interest line items, as paragraph 21 and Illustration 2 of SFAS 69 do not contain a provision for the separate presentation of such line item apart from acquisition costs, exploration costs and development costs. Refer to our February 2004 industry letter at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Securities and Exchange Commission
December 15, 2006

Supplemental Response
We followed the guidance in the SEC’s staff’s February 2004 letter requiring oil and gas producers to include asset retirement costs in their costs incurred disclosures. We recognize that paragraph 21 of Statement of Financial Accounting Standards (SFAS) 69 does not contain a provision for separate presentation of the asset retirement obligation or capitalized interest. However, we believe that separate presentation of these items is more transparent and meaningful to readers of our financial statements because such costs are separate and distinct from exploration and development activities undertaken by oil and gas producers, the actual cash expenditure will not be incurred for many years, and oil and gas investors are intently interested in measuring actual cash inflows and outflows.
However, we will remove such amounts from the table, include them within the classifications prescribed by SFAS 69 and discuss them in a supplemental footnote to our costs incurred disclosure. We respectfully request your concurrence to reflect this disclosure in prospective filings.
Exhibits 31.1 and 31.2
7.	We note that the certifications refer to the “annual report” rather than “report” in paragraphs 2 and 3, and paragraph 4(d) omits the language “(the registrant’s fourth fiscal quarter in the case of an annual report)”. In future filings, refer to “report” in paragraphs 2 and 3, and include the wording “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).
Supplemental Response
In all future filings we will refer to “report” in the second and third paragraphs of the exhibits and reference “the registrant’s fourth fiscal quarter in the case of an annual report” in paragraph 4(d).
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Statement of Consolidated Operations, page 1
8.	We note the lower effective tax rate in the most recent quarter and the disclosures of current and anticipated tax rate changes provided in Note 12. Add a disclosure of your policy regarding the estimated annual effective tax rates used in the preparation of your interim financial statements, and the effect of a tax rate change on your deferred tax liabilities. Refer to Regulation S-X 10-01(a)(5) and (b)(8).
Supplemental Response
We concur with your point and will add the following statement to our accounting policy disclosures:

Securities and Exchange Commission
December 15, 2006

“In determining its quarterly provision for income taxes, the Company uses an estimated annual effective tax rate, which is based on its expected annual income and statutory rates in effect in the various tax jurisdictions in which the Company operates. Statutory tax rate changes and other significant or unusual items are separately recognized in the quarter in which they occur.”
We respectfully request concurrence with inclusion of this statement in prospective filings.
Engineering Comments
Business and Properties, page 1
Egypt, page 5
9.	We note your disclosure of significant proved reserves in Egypt and other jurisdiction where ownership of natural resources is retained by the government. Please affirm to us that such proved reserves estimates do not differ materially from the volumes that would be calculated by the “economic interest method”. If you cannot so affirm, amend your document to disclose only those proved reserve volumes calculated by this method. This is discussed under Issues in the Extractive Industries / Definitions of Proved Reserves Production Sharing Agreements on our website,

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P27957537
Supplemental Response
The company uses the “economic interest method” to calculate proved reserve estimates in Egypt and other jurisdictions subject to production sharing arrangements. We respectfully request your concurrence to include in prospective filings the following statement in Item 1 and 2, Business and Properties, Overview sections for Egypt and any other jursidictions subject to production sharing arrangements:
“The Company reports all estimated proved reserves held under production sharing arrangements utilizing the “economic interest” method, which excludes the host country’s share of reserves.”
Gross and Net Undeveloped and Developed Acreage, page 11
10.	We note your disclosure of undeveloped acreage. Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to disclose any material acreage expiry over the next three years to comply with Guide 2.
Supplemental Response
We concur with your point and will add a footnote under the table for Gross and Net Undeveloped and Developed Acreage that discloses the acreage expiring in each of the succeeding three years and the materiality of these expirations. As of December 31, 2005, we

Securities and Exchange Commission
December 15, 2006

had 720,038, 1,573,382 and 2,969,136 net acres scheduled to expire by December 31, 2006, 2007 and 2008, respectively, if production is not established or we take no other action to continue the term. We plan to continue the terms of many of these licenses and concession areas through operational or administrative actions and do not expect a significant portion of our net acreage position to expire before such actions occur. We do not consider the expiration of undeveloped acreage to be material and, therefore, request that we include this disclosure in our 2006 Form 10-K filing.
Estimated Proved Reserves and Future Net Cash Flows, page 12
11.	Here you state, “We engage Ryder Scott Company, L.P. Petroleum Consultants as independent petroleum engineers to review our estimates of proved hydrocarbon liquid and gas reserves and provide an opinion letter on the reasonableness of Apache’s internal projections. During this review, they prepare independent projections for each reviewed property and determine if the Company’s estimates are within engineering tolerance by geographical area. The independent reviews typically cover a large percentage of major value fields, international properties and new wells drilled during the year. During 2005, 2004, and 2003, their review covered 74, 79 and 78 percent of Apache’s estimated reserve value, respectively.” Please explain to us:
a)	The numerical criteria for “engineering tolerance”;

b)	The procedures you use to determine which properties are reviewed each year;

c)	Whether the docket of properties to be reviewed for a given year has been revised during the review before attainment of your tolerance level;

d)	Whether your engineering consultant compared the historical costs of operation and development and agreements relating to current and future operations and sales of production (e.g. licenses) with those same items as projected/applied in your proved reserve estimates.

e)	The procedures you use to reconcile differences between your proved reserve estimates and those of your consultant. Address whether you adopt the estimates of your consultant or your own for public disclosure;
Supplemental Response
Apache requests an opinion letter from outside engineering consultants each year as an additional level of validation for our internal proved reserves. The opinion provided by the consultants as to whether Apache’s reserves for the reviewed properties are reasonable and conform to the definition of proved reserves as set forth in Rule 210.4-10 (a) of Regulation S-X is ultimately based on their professional standards, independent review process and criteria.
a)	Reserve estimates are considered to be within engineering tolerance if, in the aggregate, Apache’s projections and those of the reviewing consultants are within

Securities and Exchange Commission
December 15, 2006

10 percent. Ultimately, the tolerance is subject to the professional judgment of Ryder Scott Company, L.P. as they opine on whether or not they are in acceptable agreement with the Company’s reserve estimates.

We propose to change our disclosure in prospective filings to read as follows:

“We engage Ryder Scott Company, L.P. Petroleum Consultants as independent petroleum engineers to review our estimates of proved hydrocarbon liquid and gas reserves and provide an opinion letter on the reasonableness of Apache’s internal projections. Ryder Scott opined that they were in acceptable agreement with the Company’s overall reserve estimates and that the reserves they reviewed conform to the SEC’s definition of proved reserves as set forth in Rule 210.4-10 (a) of Regulation S-X. The independent reviews typically cover a large percentage of major value fields, international properties and new wells drilled during the year. During 2005, 2004 and 2003, their review covered 74, 79 and 78 percent of Apache’s worldwide estimated reserve value, respectively.”

b)	Each year properties representing two-thirds to one hundred percent of each country’s total reserve value are selected for review to provide adequate coverage in all geographic areas. Our selection criterion includes major fields, acquired properties and new wells drilled during the calendar year. In the case of new wells, which have limited production history, we require that at least 80 percent of the reserve value be reviewed. Our international properties have concentrated value in fewer properties and usually reflect higher percentage coverage than our North American properties.

c)	Our reserve review process commences in the fourth quarter of each year and begins with Apache providing a docket of base properties to Ryder Scott necessary to achieve the review coverage specified in response (b) above. Typically, several new wells will be completed during the review process and will be added to the population to maintain our 80 percent of value coverage for our current year drilling program. Occasionally properties will be added to the review to satisfy other coverage requirements once year end prices are known.

d)	Apache provides our projections of operating expenses and future development costs to the consultants. The consultant reviews the cost projections for reasonableness but does not perform a detailed review of historical costs. We have discussed terms of production sharing contracts and concession expirations with our consultants; however, they have not formally reviewed the governing documents.

e)	We inspect preliminary comparison tables during the review process to identify any major properties that may need more detailed technical discussions and resolve differences by reviewing any underlying assumptions or by providing additional technical data. Apache’s internal estimate of proved reserves on an

Securities and Exchange Commission
December 15, 2006

individual property may or may not be influenced by the technical review process with our consultant. Since proved reserves are estimates based on available engineering and geologic data and subject to interpretation by the evaluating party, we expect to see differences at the individual property level between the estimates made by the Company’s engineers and those of our consultants. By comparing reserves at the aggregate level, we feel that the general reasonableness of the overall assessment can be validated. Apache’s internal reserves are used for public disclosures.
12.	Please furnish to us spreadsheet comparisons of each reviewed property’s proved reserves as determined/disclosed by you and those proved reserves as determined by your engineering consultant for each of the last three years. Explain the circumstances for any significant differences. Include the “opinion letters” for each of the last three years.
Supplemental Response
An application has been submitted to the Securities and Exchange Commission for confidential treatment, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, of portions of the supplemental information requested by this comment. These portions have been omitted from this response.
Supplementally included with this response are Ryder Scott Company opinion letters for each of the last three years.

RS	RYDER SCOTT COMPANY			FAX (713) 651-0849
PETROLEUM CONSULTANTS

	1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

February 1, 2005
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
Gentlemen:
     At your request, Ryder Scott Company, L.P. (Ryder Scott) has reviewed estimates of proved hydrocarbon liquid and gas reserves as of December 31, 2004 attributable to interests of Apache Corporation (Apache), Apache Canada Ltd. (Canada), Apache Energy Limited (Australia), Apache Egypt Companies (Egypt), Apache Petrolera Argentina S.A. (Argentina), Apache China Corporation LDC (China) and Apache North Sea Limited (UK), in certain wells or locations. In our opinion, the overall proved reserves for the reviewed properties as estimated by Apache are reasonable. The estimates of reserves reviewed by Ryder Scott were prepared by engineers and geologists on the staff of Apache. The wells or locations for which estimates of reserves were reviewed by Ryder Scott were selected by Apache who informed Ryder Scott that the selected reserves for each country included at least 70.5 percent of the total discounted future net income at 10 percent attributable to the total interests of Apache (coverage) as shown in the table on the following page. Total coverage of world-wide reserves is 78.8 percent of the total discounted future net income at 10 percent.
     The summary tables below present the estimated net remaining proved reserves as of December 31, 2004 prepared by the staff of Apache and reviewed by Ryder Scott for each country listed above. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.
SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the Interests of
Apache Corporation (Total AH Regions)
As of December 31, 2004

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
Proved Reserves	78.8	748,611	4,334,905	191,512	1,807,756	940,123	6,142,661
Reserve Adjustments*		(6,077)	(90,052)	(2,109)	(24,681)	(8,186)	(114,733)
Total Proved Reserves		742,534	4,244,853	189,403	1,783,075	931,937	6,027,928

*	Aquilla, Gas Imbalances, Crescendo VPP, Willow VPP, Springer VPP, ASW EAP. XOM VPP, XOM Price Sharing and UBS Partnership After Payout.

1200, 530-8TH AVENUE, S.W	CALGARY, ALBERTA T2P 358	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-91 47	FAX (303)623-4258

Apache Corporation
February 1, 2005

SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the Interests of
Apache Corporation (Summary by Region)
As of December 31, 2004

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
US without adjustments	70.5	338,997	1,516,378	127,564	1,003,936	466,561	2,520,314

Reserve adjustments*		(5,974)	(90,052)	(2,109)	(24,681)	(8,083)	(114,733)

US total with adjustments		333,023	1,426,326	125,455	979,255	458,478	2,405,581

Canada	86.7	108,952	1,289,084	49,309	695,287	158,261	1,984,371

Australia	84.4	51,563	630,333	2,748	63,984	54,311	694,317

Egypt	89.5	66,093	889,942	11,891	44,549	77,984	934,491

Argentina	100.0	1,161	2,364	0	0	1,161	2,364

China	100.0	7,657	0	0	0	7,657	0

UK without adjustments	100.0	174,188	6,804	0	0	174,188	6,804

Reserve adjustments		(103)	0	0	0	(103)	0

UK total with adjustments		174,085	6,804	0	0	174,085	6,804
     The estimated quantities of reserves in this report are related to hydrocarbon prices. Apache has assured us that December 31, 2004 hydrocarbon prices were used in the preparation of their projections as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2004 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.
Review Procedure and Opinion
     In our opinion, Apache’s estimates of future reserves for the wells and locations reviewed by Ryder Scott were prepared in accordance with generally accepted procedures for the estimation of future reserves. In general, we were in acceptable agreement on an overall company net equivalent barrel basis (at 6 MCF per barrel) with the estimates prepared by Apache’s staff.
     Certain technical personnel of Apache are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

Apache Corporation
February 1, 2005

     In performing our review, we relied upon data furnished by Apache with respect to property interests owned, production and well tests from examined wells, geological maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
Reserve Estimates
     In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.
     The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.
     The reserves presented herein are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.
     The proved reserves, which are attributable to the wells and locations reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included as an attachment to this report.
General
     In general, the estimates of reserves for the wells and locations reviewed by Ryder Scott are based on data available through November 2004.
     Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.
     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     This report was prepared for the exclusive use of Apache. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

/s/ Michael F. Stell
Michael F. Stell, P.E.
Senior Vice President
RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
SECURITIES AND EXCHANGE COMMISSION
INTRODUCTION
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:
     Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
(iii) Estimates of proved reserves do not include the following:
(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;
(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)
     In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? .... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)
     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)
     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4- 10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)
     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)
     In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.
     Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

RS	RYDER SCOTT COMPANY			FAX (713) 651-0849

PETROLEUM CONSULTANT
	1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191
February 4, 2004
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
Gentlemen:
     At your request, Ryder Scott Company, L.P. (Ryder Scott) has reviewed estimates of proved hydrocarbon liquid and gas reserves as of December 31, 2003 attributable to interests of Apache Corporation (Apache), Apache Canada Ltd. (Canada), Apache Energy Limited (Australia), Apache Egypt Companies (Egypt), Apache Petrolera Argentina S.A. (Argentina), Apache China Corporation LDC (China) and Apache North Sea Limited (UK), in certain wells or locations. In our opinion, the overall proved reserves for the reviewed properties as estimated by Apache are reasonable. The estimates of reserves reviewed by Ryder Scott were prepared by engineers and geologists on the staff of Apache. The wells or locations for which estimates of reserves were reviewed by Ryder Scott were selected by Apache who informed Ryder Scott that the selected reserves for each country included at least 73.5 percent of the total discounted future net income at 10 percent attributable to the total interests of Apache (coverage) as shown in the table on the following page. Total coverage of world-wide reserves is 78.2 percent of the total discounted future net income at 10 percent.
     The summary tables below present the estimated net remaining proved reserves as of December 31, 2003 prepared by the staff of Apache and reviewed by Ryder Scott for each country listed above. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.
SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the Interests of
Apache Corporation (Total All Regions)
As of December 31, 2003

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
Proved Reserves	78.2	652,896	3,669,745	193,954	1,271,044	846,850	4,940,789
Reserve Adjustments*		-2	498	-2,960	-65,319	-2,962	-64,821
Total Proved Reserves		652,894	3,670,243	190,994	1 ,205,725	843,888	4,875,968

*	Gas Imbalances, Crescendo VPP, Morgan Stanley VPP, and UBS Partnership After Payout.

1100, 530-8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790
600 17TH STREET, SUITE 1610N	DENVER, COLORADO 80202-5416	TEL (303) 623-9147	FAX (303)623-4258

Apache Corporation
February 4, 2004

SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the interests of
Apache Corporation (Summary by Region)
As of December 31, 2003

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids M	Gas	Liquids	Gas
	%	MBarrels	MMCF	Barrels	MMCF	MBarrels	MMCF
US without adjustments	74.6	272,772	1,375,317	119,454	718,898	392,226	2,094,215

Reserve adjustments*		101	498	-2,960	-65,319	-2,859	-64,821

US total with adjustments		272,873	1,375,815	116,494	653,579	389,367	2,029,394

Canada	73.5	116,157	1,144,226	52,248	461,457	168,405	1,605,683

Australia	83.8	35,984	606,484	17,118	76,789	53,102	683,273

Egypt	96.4	68,039	537,066	5,134	13,900	73,173	550,966

Argentina	100.0	1,140	2,750	0	0	1,140	2,750

China	100.0	10,821	0	0	0	10,821	0

UK without adjustments	100,0	147,983	3,902	0	0	147,983	3,902

Reserve adjustments		-103	0	0	0	-103	0

UK total with adjustments		147,880	3,902	0	0	147,880	3,902
     The estimated quantities of reserves in this report are related to hydrocarbon prices. Apache has assured us that December 31, 2003 hydrocarbon prices were used in the preparation of their projections as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2003 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.
Review Procedure and Opinion
     In our opinion, Apache’s estimates of future reserves for the wells and locations reviewed by Ryder Scott were prepared in accordance with generally accepted procedures for the estimation of future reserves. In general, we were in acceptable agreement on an overall company net equivalent barrel basis (at 6 MCF per barrel) with the estimates prepared by Apache’s staff.
     Certain technical personnel of Apache are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

Apache Corporation
February 4,2004

     In performing our review, we relied upon data furnished by Apache with respect to property interests owned, production and well tests from examined wells, geological maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
Reserve Estimates
     In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.
     The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.
     The reserves presented herein are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.
     The proved reserves, which are attributable to the wells and locations reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included as an attachment to this report.
General
     In general, the estimates of reserves for the wells and locations reviewed by Ryder Scott are based on data available through November 2003.
     Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.
     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     This report was prepared for the exclusive use of Apache. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P.
/s/ Michael F. Stell
Michael F. Stell, P.E.
Senior Vice President

MFS/sw
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
SECURITIES AND EXCHANGE COMMISSION
INTRODUCTION
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
(iii) Estimates of proved reserves do not include the following:
(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;
(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

     Economic producibility of estimated proved reserves can be supported ‘ to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test, (extracted from SAB-35)
     In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? .... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved, (extracted from SAB-35)
     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership, (extracted from SAB-35)
     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions, (extracted from SAB-85)
     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)
     In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.
Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

RS	RYDER SCOTT COMPANY			FAX (713) 651-0849

PETROLEUM CONSULTANTS

	1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191
February 1, 2006
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
Gentlemen;
     At your request, Ryder Scott Company, L.P. (Ryder Scott) has reviewed estimates of proved hydrocarbon liquid and gas reserves as of December 31, 2005 attributable to interests of Apache Corporation (Apache), Apache Canada Ltd. (Canada), Apache Energy Limited (Australia), Apache Egypt Companies (Egypt), Apache Petrolera Argentina S.A. (Argentina), Apache China Corporation LDC (China) and Apache North Sea Limited (UK), in certain wells or locations. In our opinion, the overall proved reserves for the reviewed properties as estimated by Apache are reasonable. The estimates of reserves reviewed by Ryder Scott were prepared by engineers and geologists on the staff of Apache. The wells or locations for which estimates of reserves were reviewed by Ryder Scott were selected by Apache who informed Ryder Scott that the selected reserves for each country included at least 70 percent or more of the total discounted future net income at 10 percent attributable to the total interests of Apache (coverage) as shown in the table on the following page. Total coverage of world-wide reserves is 73.7 percent of the total discounted future net income at 10 percent.
     The summary tables below present the estimated net remaining proved reserves as of December 31, 2005 prepared by the staff of Apache and reviewed by Ryder Scott for each country listed above. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.
SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the interests of
Apache Corporation (Total All Regions)
As of December 31, 2005

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
Proved Reserves	73.7	791,661	4,894,937	189.392	2,021,221	981,053	6,916,158
Reserve Adjustments*		(5.142)	(68,135)	0	(0)	(5,142)	(68,135)
Total Proved Reserves		786,519	4,826,802	189,392	2,021,221	975,911	6,648,023

*	Aquilla, Gas imbalances, Crescendo VPP, Willow VPP, Springer VPP, ASWEAP, XOM VPP, XOM Price Sharing.

1200, 530-8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303)623-4258

Apache Corporation
February 1, 2006

SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the Interests of
Apache Corporation (Summary by Region)
As of December 31, 2005

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
US without adjustments	70.6	345,966	1,713,877	120,744	920,445	466,710	2,634,322
Reserve adjustments*		(5,142)	(68,135)	0	(0)	5,142	(68,135)
US total with adjustments	68.8	340,824	1,645,742	120,744	920,445	461,568	2,566,187

Canada	69.9	132,021	1,345,025	38,176	1,021,568	170,197	2,366,593

Australia	96.6	50,433	799,991	889	24,826	51,322	824,817

Egypt	79.5	61,310	1,025,975	29,583	54,382	90,893	1,080,357

Argentina	100.0	1,662	2,594	0	0	1,662	2,594

China	100.0	5,007	0	0	0	5,007	0

UK	100.0	195,262	7,475	0	0	195,262	7,475
     The estimated quantities of reserves in this report are related to hydrocarbon prices. Apache has assured us that December 31, 2005 hydrocarbon prices were used in the preparation of their projections as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2005 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.
Review Procedure and Opinion
     In our opinion, Apache’s estimates of future reserves for the wells and locations reviewed by Ryder Scott were prepared in accordance with generally accepted procedures for the estimation of future reserves. In general, we were in acceptable agreement on an overall company net equivalent barrel basis (at 6 MCF per barrel) with the estimates prepared by Apache’s staff.
     Certain technical personnel of Apache are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.
     In performing our review, we relied upon data furnished by Apache with respect to property interests owned, production and well tests from examined wells, geological maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

Apache Corporation
February 1, 2006

reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
Reserve Estimates
     In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.
     The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.
     The reserves presented herein are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.
     The proved reserves, which are attributable to the wells and locations reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included as an attachment to this report.
General
     In general, the estimates of reserves for the wells and locations reviewed by Ryder Scott are based on data available through November 2005.
     Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.
     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     This report was prepared for the exclusive use of Apache and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.
Very truly yours,
RYDER SCOTT COMPANY, L.P.

/s/ Michael F. Stell,
Michael F. Stell, P.E.
Senior Vice President
MFS/pl
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
SECURITIES AND EXCHANGE COMMISSION
INTRODUCTION
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques, (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
(iii) Estimates of proved reserves do not include the following:
(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;
(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)
     In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? ... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)
     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)
     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)
     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)
     In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPG), developed reserves may be sub-categorized as producing or non-producing.
     Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS